December 3, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc. (File No. 001-33095)
Form 10-K for the Fiscal Year Ended December 31, 2011

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to comments contained in a letter dated November 20, 2012 (the “Letter”) from Jim Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Michael Kishbauch, Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Stock-Based Compensation – Employee Stock Based Awards, page F-9

1.	In light of the length of time for which you have granted employee stock-based awards and have been public, please tell us why you continue to believe that you do not have sufficient history to estimate the expected term of your options. Also, you disclose that expected volatility is based on the weighted average of historical and peer group volatility. It appears that you have sufficient experience to use just historical volatility of the Company. Please explain to us why your assumption is based on this weighted average volatility.

December 3, 2012

Response:

In response to your inquiry regarding the Company’s determination that it did not have sufficient history to estimate the expected term of its stock options, the Company is providing herein a summary of the analysis it prepared to support this conclusion.

Achillion is an emerging biopharmaceutical company incorporated in 1998 and in operation since 2000. As of December 31, 2011, the Company employed 46 individuals. From inception through December 31, 2011, the Company granted options to acquire approximately 7.9 million shares of common stock to a total of 95 optionees. Of these option grants, approximately 1.4 million, or 18%, options were granted under the Company’s 1998 Stock Option Plan (the “1998 Plan”) and approximately 6.5 million, or 82%, options were granted under the Company’s 2006 Stock Incentive Plan (the “2006 Plan”).

Options were granted under the Company’s 1998 Plan during the period from August 1998 to September 2006, when the Company was a private company. The Company does not believe the exercise patterns associated with these option grants are predictive of future exercise patterns for the following reasons:

•

the stock options granted during this period included an early exercise provision wherein participants could elect to exercise unvested stock option awards and receive upon exercise restricted shares of common stock having the same vesting terms as the option, making exercise patterns distinctly different from future expected patterns. Specifically, 68% of options granted before the March 2003 clinical failure of the Company’s lead drug candidate (and subsequent reduction-in-force of its employee base) were exercised prior to vesting pursuant to the early exercise feature. After 2003, due primarily to the fact that the Company’s prospects changed and no liquidity event was imminent, there were no additional early exercises; and

•

as a private company prior to its initial public offering (“IPO”) in October 2006, there was no meaningful opportunity for option holders to liquidate any shares that were exercised, thereby providing option holders with limited incentive to exercise, particularly after March 2003 when the future prospects for a liquidity event appeared remote.

Following the Company’s IPO in October 2006, and during the period from October 2006 to December 2011, options were granted under the Company’s 2006 Plan. Stock options granted under the 2006 Plan qualify as “plain-vanilla” options as defined in SAB Topic 14.D.2. The early exercise provision applicable under the 1998 Plan was not included in the terms of the 2006 Plan.

The Company’s analysis of stock option activity related to options granted under the 2006 Plan revealed that:

December 3, 2012

•

through December 31, 2011, there were approximately 165,000 stock options exercised under the 2006 Plan, representing only 2.5% of the total grants under the 2006 Plan and exercises by less than 15% of optionees;

•	through December 31, 2011, there were approximately 19,000 stock options cancelled from the 2006 Plan, representing less than 1% of grants; and

•

vested and exercisable stock options granted during the years 2006 and 2007 were underwater 100% and 75%, respectively, of the time that they have been eligible to be exercised. The Company further notes that these 2006 and 2007 options represent 42% of all exercisable grants as of December 31, 2011.

Based on the above considerations, the Company determined that it did not have a reasonable basis to conclude that historical estimates of exercise patterns were predictive of future exercise patterns and therefore, continued to use the simplified method for estimating expected term as prescribed under SAB Topic 14.

Further, in response to your inquiry regarding the Company’s use of a weighted average calculation of historical and peer group volatility, the Company took the following factors into consideration when making its determination:

•

Under SAB Topic 14.D.1, one of the criteria for a company to rely exclusively on historical volatility is that the company should have a sequential period of historical data at least equal to the expected or contractual term of the option. The Company’s use of the simplified method of calculating expected term resulted in a term of 6.1 years.

•

The Company’s initial public offering was in October 2006 and for a subsequent six-month period ending in May 2007, the Company’s officers, directors, employees and all other pre-IPO stockholders, representing 69% of total post-IPO shares outstanding, were subject to a lock-up agreement with the underwriters for the offering under which no sales could be effected. Due to the limitations this placed on trading activity, the Company concluded that historical volatility would be appropriately used beginning when the lock-up restrictions ended in May 2007.

As of December 31, 2011, the Company had approximately 4.7 years of historical volatility that it considered to be a reliable indication of future volatility. As this was an insufficient time period relative to the expected 6.1 year expected term, the Company determined that it would be appropriate to use a weighted average calculation of the Company’s historical volatility combined with that of a peer group.

December 3, 2012

The Company further provides that the vast majority of the Company’s options are granted in December every year. When the Company granted the December 2010 options, the Company had only 3.7 years of historical activity available. Had the Company elected to use historical volatility to value grants made in December 2011 when the Company had 4.7 years of history, compensation expense for 2011 would have been $3,006,000 as compared to the $2,989,000 recognized under the blended actual-and- peer-group method used, the $17,000 difference being immaterial.

5. Collaboration Arrangements

GCA Therapeutics, Ltd., page F-14

2.	Please provide us proposed revised disclosure to be included in future filings that provide a description of each milestone, the related contingent consideration and the event that will trigger the milestone. In addition, please provide in your proposed disclosure the factors you considered to determine whether each milestone is substantive. Please refer to ASC 605-28-50-2.

Response:

The Company proposes the following addition to its Collaboration Arrangements footnote, beginning with its 2012 Annual Report on Form 10-K, to disclose the description of the milestone, the related contingent consideration and the event that will trigger the milestone under the GCA Therapeutics, Ltd. Collaboration arrangement:

Collaboration Arrangements

GCA Therapeutics, Ltd.

In February 2010, the Company entered into a license agreement (the “Agreement”) with GCA Therapeutics, Ltd. (“GCAT”) for elvucitabine, the Company’s nucleoside reverse transcriptase inhibitor for the treatment of both hepatitis B virus (“HBV”) infection and human immunodeficiency virus (“HIV”) infection. The Agreement was amended and restated in March 2010. The exclusive license grants GCAT the right, through a Chinese joint venture with Tianjing Institute of Pharmaceutical Research, to clinically develop and commercialize elvucitabine in mainland China, Hong Kong and Taiwan.

Under the terms of the Agreement, GCAT, through a sublicense agreement with a Chinese joint venture, T&T Pharma Co., Ltd., will assume all development and regulatory responsibility and associated costs for elvucitabine. There was no financial impact upon the signing of the agreement. Upon the first commercial sale of a licensed product GCAT is obligated to pay

December 3, 2012

$100,000 to the Company. Further, the Company will be eligible to receive ~~development milestones and~~ royalties on net sales in those territories.

The Company does not believe that the milestone specified under the Agreement is substantive as achievement of the milestone is based solely on the performance of GCAT and does not relate to any past or future performance by the Company. Because the Company has no performance obligations under the Agreement, it intends to recognize revenue related to the milestone payment upon achievement of the milestone by GCAT. However, there can be no assurance that GCAT will achieve the milestone or that the Company will receive the related revenue.

The Agreement may be terminated by either party based upon material breaches by the other party, effective 90 days after providing written notice to the breaching party, if the breaching party fails to cure its material breach.

The Company may terminate the Agreement upon 30 days written notice in the event GCAT fails to meet any of the development or commercialization diligence milestones by the deadlines specified in the Agreement, or may terminate upon 90 days written notice in the event of a change of corporate control. In the event of a change of control, as defined, the Company shall pay GCAT termination fees, in an amount determined based upon specified progress milestones.

Please telephone the undersigned of this Firm at (617) 526-6393 with any questions concerning this letter.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Michael Kishbauch, Achillion Pharmaceuticals, Inc.